
11008017


SEC Mail Processing
Received
JUN 29 2011
Section
Wash., DC
211

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2010

Commission File Number 001-08918

SunTrust Banks, Inc. 401(k) Plan
303 Peachtree Center Avenue
Suite 200
Atlanta, GA 30303

Issuer:

SunTrust Banks, Inc.
303 Peachtree Street, NE
Atlanta, GA 30308

Form 11-K

Required Information

1. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent registered public accounting firm (attached), and

2. Written consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (attached).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SunTrust Banks, Inc. 401(k) Plan
(The registrant)

By: SunTrust Banks, Inc.,
Benefits Plan Committee Administrator

Thomas E. Panther
Senior Vice President, Controller, and
Principal Accounting Officer

Date: June 27, 2011


ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-50796, 333-91519, 333-86306, 333-132035 and 333-158867) pertaining to the SunTrust Banks, Inc. 401(k) Plan of SunTrust Banks, Inc. of our report dated June 27, 2011, with respect to the financial statements and schedule of the SunTrust Banks, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

Ernst + Young LLP

Atlanta, Georgia
June 27, 2011

1106-1269322



AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

SunTrust Banks, Inc. 401(k) Plan
As of December 31, 2010 and 2009 and for the Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



SunTrust Banks, Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009 and for the Year Ended December 31, 2010

Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Benefits Plan Committee of
SunTrust Banks, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 27, 2011

SunTrust Banks, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2010	**2009**
Assets		
Investments:		
SunTrust Banks, Inc. common stock	**$ 413,920,480**	$ 299,218,476
Mutual funds	**1,133,351,150**	927,521,776
Money market mutual fund	**121,499,061**	139,440,667
Collective trust fund	**108,991,968**	92,052,979
Total investments	**1,777,762,659**	1,458,233,898
Cash	**6,013,017**	6,476,414
Receivables:		
Notes receivable from participants	**67,611,361**	58,714,400
Due from broker for securities sold	**1,179,698**	814,932
Accrued interest and dividends	**683**	624,564
Employer contributions	**6,217,869**	6,901,944
Total receivables	**75,009,611**	67,055,840
Total assets	**1,858,785,287**	1,531,766,152
Liabilities		
Due to broker for securities purchased	**5,927,586**	5,598,713
Total liabilities	**5,927,586**	5,598,713
Net assets available for benefits	**$1,852,857,701**	$1,526,167,439

See accompanying notes.

SunTrust Banks, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions	
Contributions:	
Participant	$ 113,978,581
Rollover	5,273,017
Employer - company stock	12,451,767
Employer - cash	61,142,176
Total contributions	192,845,541
Investment Income:	
Net appreciation in fair value of investments	265,270,437
Dividends and interest income	18,701,261
Total investment income	283,971,698
Interest income on notes receivable from particpants	3,452,977
Total additions	480,270,216
Deductions	
Benefit payments to participants	153,579,954
Total deductions	153,579,954
Net increase	326,690,262
Net assets available for benefits at beginning of year	1,526,167,439
Net assets available for benefits at end of year	$1,852,857,701

See accompanying notes.

1. Plan Description

General

The SunTrust Banks, Inc. 401(k) Plan (the Plan) is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC). The portion of the Plan invested in a company stock fund is an Employer Stock Ownership Plan (ESOP). Such a combination 401(k) Plan and ESOP is commonly called a KSOP. The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the summary plan description and Plan document for a more complete description.

The Plan document provides that the Plan will be administered by a committee (the Benefits Plan Committee) appointed by the Chief Financial Officer of SunTrust Banks, Inc. (the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Vesting

Each employee of the Company who is classified as full-time, regular part-time, on-call, prime time or temporary, as defined, is eligible to participate in the Plan for purposes of making deferrals as of the first day of the second calendar month following the date that the eligible employee was hired. Employees who elect to participate are immediately 100% vested. New employees are automatically enrolled in the Plan at 3% for the first 12 months of participation, 4% for the second year, 5% for the third year, and 6% for the fourth year and each subsequent year of participation. Participants will no longer be treated as automatic enrollees once they elect to modify their deferral percentage.

Contributions

Under the Plan's provisions, participant deferrals are permitted for 1% to 20% of eligible compensation, as defined. Participants also have the option to contribute additional amounts if they are age 50 or older. Company matching contributions are made in an amount equal to 100% of the first 5 % of eligible compensation contributed by each participant. This contribution is intended to satisfy a safe harbor contribution formula permitted under the IRC. By making the safe harbor matching contributions, the Plan will automatically satisfy the nondiscrimination requirements that would otherwise apply to the 401(k) contributions under the Plan. Matching

1. Plan Description (continued)

contributions are invested according to each participant's investment election in effect for his before-tax contributions, unless he elects to have any matching contributions invested in one or more of the other investment options offered in the Plan. Participants may also make rollover contributions from other qualified plans and certain Individual Retirement Accounts (IRA).

Participant Accounts

Each participant's account is affected by the participant's contributions, the Company's match, distributions, loans, and the allocation of Plan earnings or losses. The allocation of Plan earnings or losses is based on the investment choices that the participant elects. The participant balances are updated on a daily basis.

The Trustee

SunTrust Bank (Trustee), a wholly owned subsidiary of the Company, serves as the Trustee of the Plan and administers the Plan's assets together with the income therefrom. The Trustee is the custodian of the investments held by the Plan.

Loans to Participants

The Plan allows its participants to borrow funds at a rate of interest determined by the Benefits Plan Committee. A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods of up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. During the year ended December 31, 2010, interest rates on outstanding loans ranged from 4% to 12%. The interest rate is equivalent to the prime interest rate plus 1% based on the prime interest rate in effect on the last day of the previous month prior to the date of the loan. Participants are charged administrative fees for the processing of any loan.

1. Plan Description (continued)

Investment Options

Participants may direct the investment of their contributions and their Company matching contributions to the Plan in one or more of a number of investment funds in multiples of 1% of each type of contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Target Date Fund. Participants may change their investment direction daily.

Benefits

A participant (or beneficiary, if applicable) upon attaining age 59½ or upon separation of service, death, disability, retirement, or voluntary departure, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period not to exceed 9 years. Participants with balances less than $1,000 upon termination must take a lump sum distribution.

Plan Termination

The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants' account balances will remain non-forfeitable.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting other than benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). In accordance with ASC 820, the Company applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which the identical item is traded on an active exchange, such as publicly traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010.

SunTrust Banks, Inc. common stock: Valued at the closing price reported on the active market on which the security is traded.

Mutual funds: Valued at the net asset value ("NAV") reported in the active market where the funds or underlying assets are traded on an active basis.

Collective trust fund: Valued on each business day at its reported NAV as determined by the issuer based on the underlying assets of the fund.

2. Summary of Significant Accounting Policies (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 3 for further fair value measurement disclosures.

Investment Transactions and Income

Investment transactions are recorded on the trade date. Realized gains/losses on investments are determined on the basis of average cost. Interest is recognized on an accrual basis. Dividends are recognized on the ex-dividend date. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation/depreciation in fair value of investments. Distributions of capital gains/losses from mutual funds are included in net appreciation in fair value of investments in the accompanying financial statements.

Plan Expenses

Expenses for purchases and sales of Plan assets may be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2010, all administrative expenses for the Plan were paid by the Company.

Benefit Payments

Distributions to participants are recorded when payment is made. In-kind distribution of shares in SunTrust Common Stock, with cash for any fractional shares, is also an available form of benefit payment. The record-keeper uses the closing price on the day the distribution is processed to calculate the number of shares.

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 and 2009. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements,* (ASU 2010-06). ASU 2010-06 amended ASC 820 *Fair Value Measurements and Disclosures,* to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan's net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans,* (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at

2. Summary of Significant Accounting Policies (continued)

fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,* and (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in US generally accepted accounting principles

(GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures [although certain of these new disclosures will not be required for nonpublic entities]. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2010 and 2009, are as follows:

	2010	2009
SunTrust Banks, Inc. Common Stock	$ 413,920,480	$ 299,218,476
Federated Prime Obligations Fund	121,499,061	139,440,667
Ridgeworth - Investment Grade Bond	113,455,929	129,499,151
Ridgeworth - Large Cap Growth	110,236,603	90,173,047
SunTrust 500 Index Fund	108,991,968	92,052,979
Dodge and Cox Balanced Fund	**	85,062,611
Ridgeworth Large Cap Core Equity	**	83,210,803

** Investment balance is less than 5% for respective Plan year.

3. Investments (continued)

During 2010, the Plan's investments (including gains and losses on investments bought and sold during the year, excluding loans to participants, as well as held during the year) appreciated in fair value as follows:

	Net Appreciation, in Fair Value of Investments
Fair value determined by quoted market prices	
SunTrust Banks, Inc. Common Stock	$133,885,129
Mutual funds	117,277,462
Fair value determined by quoted redemption values	
Collective trust fund	14,107,846
	$265,270,437

3. Investments (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009.

		Fair Value Measurements at December 31, 2010 Using		
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:				
Large Cap Equity Funds	277,713,449	277,713,449	-	-
Mid Cap Equity Funds	89,689,880	89,689,880	-	-
Small Cap Equity Funds	122,595,503	122,595,503	-	-
Balanced Funds	323,316,189	323,316,189	-	-
International Equity Funds	106,243,417	106,243,417	-	-
Fixed Income Funds	213,792,712	213,792,712	-	-
SunTrust Banks, Inc. common stock	413,920,480	413,920,480	-	-
Money market fund	121,499,061	121,499,061	-	-
Collective trust fund[(a)]	108,991,968	-	108,991,968	-
	1,777,762,659	1,668,770,691	108,991,968	-

3. Investments (continued)

		Fair Value Measurements at December 31, 2009 Using		
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:				
Large Cap Equity Funds	240,892,323	240,892,323	-	-
Mid Cap Equity Funds	53,169,979	53,169,979	-	-
Small Cap Equity Funds	91,603,802	91,603,802	-	-
Balanced Funds	240,756,367	240,756,367	-	-
International Equity Funds	100,940,658	100,940,658	-	-
Fixed Income Funds	200,158,647	200,158,647	-	-
SunTrust Banks, Inc. common stock	299,218,476	299,218,476	-	-
Money market fund	139,440,667	139,440,667	-	-
Collective trust fund[a]	92,052,979	-	92,052,979	-
	1,458,233,898	1,366,180,919	92,052,979	-

[a]This category includes investments in a fund that seeks to emulate the performance of Standard and Poor's 500 Index, which is a benchmark index designed to measure the investment returns of stocks of large capitalization U.S. companies. The net asset value of the Fund is determined on each business day ("valuation date"). There are currently no redemption restrictions on these investments. Fund units are issued and redeemed based upon the net asset value per unit determined on the valuation date.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Due to the significant investment in SunTrust Banks, Inc. common stock, a decline in the value of the stock could have a material impact on the performance of the Plan.

5. Party-in-Interest Transactions

Since SunTrust Bank is Trustee of the Plan all investments and income relating to all investments held by the Plan are transactions with parties-in-interest. These party-in-interest transactions are exempt from prohibited transaction rules under a class exemption for banks under ERISA. The Company's contributions are participant directed into the Plan's funds including common stock. At December 31, 2010 and 2009, the Plan held 14,026,448 and 14,747,091 shares, respectively, of Company common stock, which represented an ownership interest in the Company of less than 5% of the Company's outstanding common shares at that date.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 23, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

The Plan administrator submitted the Plan to the IRS for a new determination letter under the cycle specified to file between February 1, 2010 and January 31, 2011.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits,

6. Income Tax Status (continued)

to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. Subsequent Events

The Plan has evaluated the need for additional disclosures and/or adjustments resulting from subsequent events through June 27, 2011, the date the financial statements were issued. The Plan was amended and restated effective January 1, 2011 which included amendments effective January 1, 2011. Amendments effective 2011 include accepting Roth contributions and permitting participant deferrals of up to 50% versus 20% of eligible compensation. Also effective January 1, 2011 employees whose first day of employment with SunTrust is on or after January 1, 2011 will become 100% vested in employer matching contributions upon the earlier of (1) the completion of two years of service, (2) the date employee is determined to be totally and permanently disabled under the Company's long-term disability (LTD) plan, or (3) date of death. The Plan also automatically enrolled all non-participating eligible employees who did not make a previous affirmative election not to participate that was still in effect.

8. Reconciliation to Form 5500

As of December 31, 2010, the Plan had $1,164,170 of distributions, which had been requested but not paid as of year-end. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the Plan's financial statements in accordance with accounting standards generally accepted in the United States.

8. Reconciliation to Form 5500 (continued)

The following table reconciles the financial statements to the Plan's Form 5500 as filed by the Company for the Plan year ended December 31, 2010:

	December 31,	
	2010	**2009**
Net assets available for benefits per the audited financial statements	**$ 1,852,857,701**	1,526,167,439
Accrued benefit payments	**(1,164,170)**	(1,181,053)
Net assets available for benefits per the Form 5500	**$ 1,851,693,531**	1,524,986,386

	Year Ended December 31, 2010
Benefit payments per the audited financial statements	$ 153,579,954
Accrued benefit payments:	
Current Year	1,164,170
Prior Year	(1,181,053)
Benefit payments per the Form 5500	$ 153,563,071

Supplemental Schedule

SunTrust Banks, Inc. 401(k) Plan

EIN #58-1575035 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	SunTrust Banks, Inc. common stock	Common Stock	$ 413,920,480
*	RidgeWorth Large Cap Growth Stock Fund	Mutual Fund	110,236,603
*	RidgeWorth Large Cap Core Equity Fund	Mutual Fund	86,581,279
*	RidgeWorth Small Cap Growth Stock Fund	Mutual Fund	84,557,053
*	RidgeWorth SEIX High Yield	Mutual Fund	36,926,169
*	RidgeWorth Investment Grade Bond Fund	Mutual Fund	113,455,929
*	RidgeWorth Large Cap Value Equity Income Fund	Mutual Fund	80,895,567
*	RidgeWorth Short-term Bond Fund	Mutual Fund	41,607,476
*	RidgeWorth Intl Equity Index Equity Fund	Mutual Fund	51,485,458
*	RidgeWorth Aggressive Growth Stock Equity Fund	Mutual Fund	56,495,257
*	Massachussets Financial Services Research Intl Fd	Mutual Fund	54,757,959
	Principle Mid Cap Blend Inst Fund	Mutual Fund	48,874,531
	Dreyfus Premier Small Cap Value Fund	Mutual Fund	38,038,450
	Dreyfus Institutional Reserves Treasury Prime Fund	Mutual Fund	11,591,921
	Vanguard Fixed Income Fund	Mutual Fund	10,211,217
	Vanguard Mid Cap Index Fund	Mutual Fund	40,815,349
	T. Rowe Price Retirement FDS INC 2010 FD	Mutual Fund	17,335,973
	T. Rowe Price Retirement FDS INC 2020 FD	Mutual Fund	47,349,008
	T. Rowe Price Retirement FDS INC 2030 FD	Mutual Fund	38,190,634
	T. Rowe Price Retirement FDS INC 2040 FD	Mutual Fund	20,644,622
	T. Rowe Price Retirement FDS INC Income FD	Mutual Fund	4,772,934
	T. Rowe Price Retirement FDS INC 2055 FD	Mutual Fund	4,433,716
	T. Rowe Price Retirement FDS INC 2050 FD	Mutual Fund	6,717,587
	T. Rowe Price Retirement FDS INC 2045 FD	Mutual Fund	13,628,821
	T. Rowe Price Retirement FDS INC 2035 FD	Mutual Fund	25,483,148
	T. Rowe Price Retirement FDS INC 2025 FD	Mutual Fund	43,098,779
	T. Rowe Price Retirement FDS INC 2015 FD	Mutual Fund	42,916,260
	T. Rowe Price Retirement FDS INC 2005 FD	Mutual Fund	2,249,450
	Total Mutual Funds		1,133,351,150
*	Federated Prime Obligations Fund	Money Market Mutual Fund	121,499,061
*	STI 500 Index Retirement Fund	Collective Trust	108,991,968
*	Notes receivable from participants	Due at various times with interest rates from 4.0% to 12.0%	67,611,361
			$ 1,845,374,020

*Party in Interest, as defined by ERISA

(d): Cost information has not been included because all investments are participant directed.

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